PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69978

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Webull Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Wall Street, 2nd Floor
(No. and Street)

New York,	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

06/23/04	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Webull Financial LLC_____, as of ___December 31,_____, 2_021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA8125117
Qualified in New York County
Commission Expires December 15, 2025

Notary Public   3/10/22

Signature: J. Clarke Gray

Title: CFO

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WEBULL FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

WEBULL FINANCIAL LLC
DECEMBER 31, 2021
CONTENTS

Page

Report of Independent Registered Public Accounting Firm......................................1

Financial Statement



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Webull Financial LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Webull Financial LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Webull Financial LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Webull Financial LLC's management. Our responsibility is to express an opinion on Webull Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Webull Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Webull Financial LLC's auditor since 2018.
New York, New York
March 10, 2022

PrimeGlobal | An Association of Independent Accounting Firms

1

Webull Financial LLC
Statement of Financial Condition
December 31, 2021
(Confidential)

ASSETS		
Cash	$	107,413,515
Due from brokers (includes $1,003,528 clearing deposit)		27,396,688
Due from clearing broker		3,631,005
Securities owned, at fair value		263,236
Due from affiliates		1,370,836
Prepaid expenses		125,101
Right of use asset		7,620,415
Furniture and equipment at cost, net of accumulated depreciation $95,476		1,848,244
Security deposits		1,061,856
TOTAL ASSETS		$150,730,896
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	3,744,826
Due to affiliate		55,713,601
Due to parent		5,177,186
Lease liability		8,177,066
TOTAL LIABILITIES		72,812,679
Member's Equity		77,918,217
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	150,730,896

The accompanying notes are an integral part of this financial statement.

1 - NATURE OF BUSINESS

Webull Financial LLC (the "Company") was formed on May 24, 2017, as a Delaware limited liability company. Webull Holdings (US) Inc. (name was changed effective October 11, 2021 from original name of Fumi Holdings Inc.) is a Delaware incorporated holding company and is the parent company (the "Parent") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's retail customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the National Futures Association (the "NFA"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2021 the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their estimated useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

VALUATION OF INVESTMENTS AT FAIR VALUE

The Company accounts for its investments in accordance with ASC 820 (*Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities owned and securities sold, not yet purchased and traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not available are valued by management on an individual basis.

4

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

VALUATION OF INVESTMENTS AT FAIR VALUE(CONTINUED)

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined

INCOME TAXES

The Company and the Parent's other subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes are calculated as if the Company filed on a separate return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

LEASE ACCOUNTING

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

LEASE ACCOUNTING(CONTINUED)

(as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

CREDIT LOSSES

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's revenues including but not limited to, receivables related to order flow rebates, are impacted by the guidance. Revenue related receivables (including clearing deposit of approximately $1,000,000) amounted to $31,027,693 and $14,968,836 at December 31, 2021 and 2020, respectively.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to execution and clearance agreements. At December 31, 2021, the amounts due from the Clearing Brokers represent cash deposits and margin balances maintained at their Clearing Brokers and equity and options order flow rebates earned as an introducing broker from its customers.

The amounts receivable from (payable to) Clearing and Executing Brokers as of December 31, 2021 consist of the following:

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS(CONTINUED)

Clearing deposit	$ 1,003,528
Cash balances held by brokers	4,009,274
Equity order flow rebates receivable	22,383,886
Due from brokers	$ 27,396,688
Due from clearing broker, net	$ 3,631,005

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are summarized at December 31, 2021 as follows:

Furniture and equipment	$ 1,943,720
Less: Accumulated depreciation	(95,476)
	$ 1,848,244

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. At December 31, 2021, those cash balances exceed federally insured limits by $107,129,190. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions.

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK(CONTINUED)

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $250,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $51,198,809 which exceeded required net capital by $46,852,658. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1 at December 31, 2021.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 8 – INCOME TAXES

Deferred tax assets relate to start- up costs which are expensed as incurred for GAAP purposes but amortized for tax purposes and State & Local net operating loss carryforwards. Deferred tax liabilities relate to accelerated fixed asset depreciation. The deferred taxes are included in the Due to parent on the Statement of Financial Condition as of December 31, 2021.

NOTE 9 - INVESTMENTS AT FAIR VALUE

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies. All investments are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Securities owned				
Equities- Listed Common Stock				
U.S. Companies	$ 263,236	$ -	$ -	$ 263,236

NOTE 10 – LEASES

The Company has three leases for its office space. Two previous leases are for periods of 28 months terminating February 28, 2023 and 51 months (amended down from 60 months as part of the third lease) terminating January 31, 2025. A third lease was entered into effective June 1, 2021 for a period of 135 months, terminating August 31, 2032. The leases are non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease. The Company accounts for the leases as operating leases, using its incremental borrowing rate of 3.4% ,4.6% and 4.9%, respectively to measure the right of use liability. Maturities of the obligation under the non-cancelable operating leases as of December 31, 2021 are as follows:

Years ending December 31,

2022	782,790
2023	1,221,175
2024	1,221,037
2025	882,265
2026	894,913
Therafter	5,485,103
Total future minimum lease payments	10,487,283
Less inputed interest	2,310,217
Total	$8,177,066
Weighted average remaining lease term	9.37 years
Weighted average discount rate	4.80%
Cash paid for amounts included in measurement of lease liabilities	$ 483,875
Right-of-use assets obtained in exchange of lease obligations	$6,732,783

The lease liability on the statement of financial condition amounts to $8,177,066 at December 31, 2021. At December 31, 2021, the Company has security lease deposits on its office of $951,856 which are included in security deposits in the statement of financial condition.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12-EMPLOYEE BENEFIT PLANS-401(K) PLAN

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

NOTE 13-RELATED PARTY TRANSACTIONS

The Company entered into a cooperation agreement on September 1, 2020 with Hunan Fumi Information Technology Co., Ltd., an affiliated entity based in Changsha, China. Under the terms of the agreement the monthly result of the joint revenues and expenses are shared between the two entities

The Company has entered into an Intercompany Licensing and Administrative Services Agreement as of January 1, 2021 with Webull Pay LLC, an affiliate of the Company through common ownership, whereby the Company provides certain services to the business of Webull Pay LLC (formerly Webull Crypto LLC), including the use of Webull Financial LLC's professional staff, office space and certain other administrative services primarily in client support functions. In addition, Webull Pay LLC is given access to the Company's software platform used in the order processing of cryptocurrency transactions. The fee is billed monthly based on the contract terms. Webull Pay LLC has agreed to reimburse the Company for these amounts. There was $1,327,309 of these expenses included in Due from affiliates on the Statement of Financial Condition at December 31, 2021. There was $43,527 owed to a separate affiliate of the Company for the reimbursement of various operating expenses included in Due from affiliates on the Statement of Financial Condition at December 31, 2021.

The Company is treated as a disregarded entity for US tax purposes and all of its earnings flow to its parent. Its parent is taxed as a C-Corp and will be liable for the taxes of the

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NOTE 13-RELATED PARTY TRANSACTIONS(CONTINUED)

parent is liable for. At December 31, 2021 the Company had the following accrued balances reflected in Due to parent on the Statement of Financial Condition for the year ended December 31, 2021:

Current Federal and State & Local	$5,111,651
Deferred Federal and State & Local, net	65,535
Total	$5,177,186

Note 14-COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 15-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 10, 2022, the date when the financial statements were available to be issued.